SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2013

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒             Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐             No  ☒

Index

1. Summary of 2013 1Q Business Report

2. Exhibit 99.1 Woori Finance Holdings Co., Ltd. Review Reports for 2013 1Q

Summary of 2013 1Q Business Report

VII. DIRECTORS AND EMPLOYEE INFORMATION	38

1. Directors	38

2. Employee Status	38

3. Directors’ Compensation	38

VIII. RELATED PARTY TRANSACTIONS	39

1. Transactions with Affiliated Parties	39

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Finance Holdings,” “we,” “us” or the “Company” are to Woori Finance Holdings Co., Ltd. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.-

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ management performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and

3.	Activities ancillary to the above items.

b.	Scope of Business of Subsidiaries

(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):

1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.

(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Asset Management: asset management business.

(5)	Woori Financial: consumer finance business.

(6)	Woori FIS: finance-related IT services.

(7)	Woori F&I: securitization business.

(8)	Woori Private Equity: private equity business.

(9)	Woori FG Savings Bank: consumer savings banking business.

(10)	Woori Finance Research Institute: research relating to finance and banking

2.	History of the Company

a.	Company History

(1)	Background: Major developments.

March 27, 2001	Woori Finance Holdings was incorporated

April 2, 2001	Commenced commercial operations

June 24, 2002	Became listed on the Korea Exchange

September 29, 2003	Became listed on the New York Stock Exchange

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities became a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	LG Investment Trust Management changed from 2nd tier subsidiary to 1st tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management became a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity was established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary

December 30, 2009	Dissolution of Woori LB Third Asset Securitization Specialty Co., Ltd.

March 11, 2010	MOU with National Bank of Abu Dhabi Group

March 16, 2011	Woori FG Savings Bank Co., Ltd. was incorporated as a wholly-owned subsidiary

October 5, 2011	Kwangju Bank and Kyongnam Bank became wholly-owned subsidiaries

November 29, 2011	Acquired additional shares of Woori Investment & Securities to increase our equity stake (based on common stock) to 37.85%

July 30, 2012	Acquired additional shares of Woori Financial to change our equity stake to 52.02%

October 9,2012	Disclosed Woori Finance Research Institute is incorporated as a wholly-owned subsidiary

April 1, 2013	Woori Card was incorporated as a wholly-owned subsidiary following a spin-off from Woori Bank.

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Related companies within the business group

As of March 31, 2013

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company
1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	12 companies
Kwangju Bank
Kyongnam Bank
Woori Investment & Securities
Woori Aviva Life Insurance
Woori Asset Management
Woori Financial
Woori FG Savings Bank
Woori FIS
Woori F & I
Woori Private Equity
Woori Finance Research Institute

Type	Name of Company	Controlling Company	Notes
2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	66 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
Woori Bank (China) Limited
ZAO Woori Bank
Woori Fund Service
Woori Bank Brasil
	Woori AMC	Woori F&I
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd.
Woori EA Third Asset Securitization Specialty Co., Ltd.
Woori EA Fourth Asset Securitization Specialty Co., Ltd.
Woori EA Fifth Asset Securitization Specialty Co., Ltd.
Woori EA Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd.
WR Investment America LLC
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.
Woori EA Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd.
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd
Woori EA Thirteenth Asset Securitization Specialty Co., Ltd.
Woori EA Fourteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd
Woori EA Fifteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd
Woori EA Eighteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd
Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty First Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Second Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Third Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Fourth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Fifth Asset Securitization Specialty Co., Ltd
	POSCO Woori EIG Global Private Equity Fund	Woori Asset Management
	Woori Private Equity Fund	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No.1
Woori Columbus Private Equity Fund No.1
	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No.2
Woori Investment Asia Pte. Ltd.
Mars Private Equity Fund No.4
Woori Absolute Partners PTE, Ltd.
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
LG Investment Holdings B.V. GG
Connacht Capital Market Investment Ltd.
Woori CBV Securities Corporation
Woori Absolute Return Investment Strategies
KoFC Woori Growth Champ 2010 No.3 Private Equity Fund
Woori Investment Advisory Co., Ltd. (Beijing)

*	Woori Finance Holdings, Woori Investment & Securities and Woori Financial are listed on the KRX KOSPI Market
*	On May 23, 2007, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On September 14, 2007, Hanmi Capital was included as our 1st tier subsidiary to strengthen our non-banking business (Hanmi Capital was renamed Woori Financial as of October 26, 2007).
*	On September 20, 2007, Woori Investment Asia Pte. Ltd. was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 100% stake in Woori Investment Asia Pte. Ltd.
*	On October 26, 2007, Woori Bank (China) Limited was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in Woori Bank (China) Limited.
*

On November 22, 2007, ZAO Woori Bank was included as our 2nd tier subsidiary. Woori Bank owns a 100% stake in ZAO Woori Bank, excluding one ZAO Woori Bank share which is owned by a related party of Woori Bank in order to comply with Russian regulations on single shareholder limitations.

*	On December 12, 2007, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. and Woori F&I Seventh Asset Securitization Specialty Co., Ltd. were included as our 2nd tier subsidiaries. Woori F&I Co., Ltd. owns a 100% stake in each of these two subsidiaries.
*

On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).
*

On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.

*

On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.

*	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.
*	On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.
*	On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.

*	On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*

On July 24, 2009, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori F&I’s equity stake in Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.

*	On August 31, 2009, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.
*	On September 28, 2009, Woori CBV Securities Corporation was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 49% stake in Woori CBV Securities Corporation.
*	On October 15, 2009, we acquired an additional 2.41% of common shares of Woori Financial, and our shareholding is currently 52.52%.
*	On October 28, 2009, Woori Asset Management became our wholly-owned subsidiary following our acquisition of Credit Suisse’s 30% interest in Woori Asset Management.
*

High Technology Venture Investment, Global Technology Investment, LG Investment Holdings B.V. GG and Connacht Capital Market Investment, which are offshore finance companies and subsidiaries of Woori Investment & Securities, are currently undergoing liquidation or other change of control-related proceedings. Due to an expansion in the types of entities that are considered 2nd tier subsidiaries of financial holding companies, these entities became our 2nd tier subsidiaries.

*	On December 28, 2009, Woori SB Asset Management changed its name to Woori AMC and became a wholly-owned subsidiary of Woori F&I following the termination of its joint venture with Shinsei Bank.
*	On December 30, 2009, Woori Third Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries
*	On February 15, 2010, Woori Investment & Securities sold 100% of its investment stake in Woori Absolute Asia Multi Strategy Fund, an offshore financial company that was wholly-owned by Woori Investment & Securities prior to such sale.
*	On March 8, 2010, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.
*	On May 20, 2010, Woori Absolute Return Investment Strategies, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.
*

On June 10, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. and Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd., which are wholly-owned by Woori F&I, were included as our 2nd tier subsidiaries.

*	On June 18, 2010, Woori EA Third Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On June 28, 2010, Woori Ea Fourth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On June 29, 2010, Woori Ea Fifth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*

On July 9, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori Investment & Securities’ investment stake in Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd.

*	On September 2, 2010, Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On October 22, 2010, WR Creditor Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On November 22, 2010, KoFC Woori Growth Champ 2010 No.3 Private Equity Fund, a 30% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.
*	On November 23, 2010, Woori EA Eighth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On November 30, 2010, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.
*	On December 1, 2010, High Technology Venture Investment and Global Technology Investment was dissolved and removed from our list of subsidiaries.
*	On December 3, 2010, Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On December 21, 2010, WR Investment America LLC. a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On January 14, 2011, Woori Investment Advisory Co., Ltd. (Beijing), a 100% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.
*	On Febuary 24, 2011, Woori F&I Nineeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*

On March 14, 2011, Woori F&I Twentieth Asset Securitization Specialty Co., Ltd., a subsidiary of Woori F&I, was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 60% of the equity of Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.

*	On March 16, 2011, Woori FG Savings Bank, a 100% owned subsidiary of Woori Finance Holdings, was included as our subsidiary.
*	On March 29, 2011, Woori EA Tenth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On May 30, 2011, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.
*

On June 7, 2011, Woori F&I Twenty First Asset Securitization Specialty Co., Ltd. and Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd., each a 100% owned subsidiary of Woori F&I, were included as our 2nd tier subsidiaries.

*	On July 22, 2011, Woori Fund Service Co., Ltd., a 100% owned subsidiary of Woori Bank, was included as our 2nd tier subsidiary.
*	On August 26, 2011, Brim Asian Credit Fund was dissolved and removed from our list of subsidiaries.
*	On September 2, 2011, Woori EA Twelveth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On September 28, 2011, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.
*	On November 2, 2011, Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On November 25, 2011, Woori EA Thirteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On November 29, 2011, Woori EA Fourteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On December 2, 2011, Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On December 28, 2011, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.
*	On March 8, 2012, Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*

On March 9, 2012, POSCO Woori EIG Global Private Equity Fund, to which Woori Asset Management contributed 0.5% of the capital and serves as its general partner, was included as our 2nd tier subsidiary.

*	On March 29, 2012, Woori EA Fifteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On May 16, 2012, Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On May 24, 2012, Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On June 11, 2012, Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On July 17, 2012, WR Creditors Co., Ltd. was dissolved and removed from our list of subsidiaries.
*	On September 5, 2012, Woori EA Eighteenth Asset Securitization Specialty Co., Ltd., a 67% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On September 10, 2012, Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On September 25, 2012, Woori Bank Brasil was included as our 2nd tier subsidiary. Woori Bank owns a 100% (less one share) stake in Woori Bank Brasil.
*

On November 2, 2012, Woori Columbus Private Equity Fund No.1, to which Woori Asset Management contributed 1.96% of the capital and serves as its general partner, was included as our 2nd tier subsidiary.

*	On November 9, 2012, Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On November 28, 2012, Woori F&I Eighth Asset Securitization Specialty Co., Ltd., was dissolved and removed from our list of subsidiaries.
*	On December 7, 2012, Woori F&I Thirty First Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On December 26, 2012, Woori Finance Research Institute was incorporated and became our wholly-owned subsidiary.
*	On March 7, 2013, Woori F&I Thirty Second Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 8, 2013, Woori F&I Thirty Third Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 8, 2013, Woori F&I Thirty Fourth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 13, 2013, Woori F&I Thirty Fifth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 14, 2013, Mars Private Equity Fund No.3 was dissolved and removed from our list of subsidiaries.
*	On March 29, 2013, Mars Private Equity Fund No.1 was dissolved and removed from our list of subsidiaries.

c.	Consolidated Subsidiaries

Name of Company	Business Activities	Total Assets (2012) (unit: in millions of Won)
Woori Bank	Banking	242,667,808
Kwangju Bank	Banking	18,297,125
Kyongnam Bank	Banking	28,900,360
Woori Investment & Securities	Securities	24,211,585
Woori Asset Management	Collective Investment	80,095
Woori Financial	Other Financial	3,537,592
Woori FIS (former Woori Finance Information System)	Financial Information Technology	334,878
Woori F&I	Other Financial	1,600,095
Woori Private Equity	Other Financial	40,793
Woori FG Savings Bank	Banking	1,598,619
Woori Finance Research Institute	Other Financial	4,156
Woori Heritage Long Short Private Equity Investment Trust No.1	Other Financial	11,336
Woori CS Ocean Bridge 7 th	Other Financial	126
Woori CS Ocean Bridge 9th	Other Financial	884
Woori CS Global Emerging Milestone 1st	Other Financial	27,048
Woori Credit Information	Debt Collection and Credit Rating	30,917
Woori America Bank	Banking	1,078,995
P.T. Bank Woori Indonesia	Banking	662,720
Woori Global Markets Asia Ltd.	Banking	181,104
Woori Bank (China) Limited	Banking	3,036,392
ZAO Woori Bank	Banking	214,258
Woori Bank Brasil	Banking	22,336
Korea BTL Infrastructure Fund	Other Financial	584,144
Woori Fund Service Co., Ltd.	Other Financial	2,952
Kumho Trust 1st Co., Ltd.	Other Financial	80,942
Woori IB Global Bond Co., Ltd	Other Financial	213,745
Connsus Eighth Co., Ltd.	Other Financial	12
Asiana Saigon Co., Ltd.	Other Financial	52,947
An-Dong Raja 1st Co., Ltd.	Other Financial	12,800
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd	Other Financial	84,560
IB Global 1st Inc.	Other Financial	67,028
Hermes STX Co., Ltd.	Other Financial	30,550
BWL First Co., LLC	Other Financial	80,029
Woori Poongsan Co., Ltd	Other Financial	41,575
Pyeongtaek Ocean Sand Co., Ltd.	Other Financial	44,539
Heights Third Co., Ltd	Other Financial	8,039
Jeonju Poomglim iWant	Other Financial	203
Wonju Poomglim iWant	Other Financial	9

Name of Company	Business Activities	Total Assets (2012) (unit: in millions of Won)
Deogi Dream Fourth Co., Ltd	Other Financial	351
Guam Emerald Ocean View	Other Financial	535
Heoreum Short-Term 15 th	Other Financial	58
G5 Pro Short-Term 13th	Other Financial	588
G6 First Class Mid-Term E-20	Other Financial	1
G15 First Class Mid-Term C-1	Other Financial	4
D First Class Mid-term C-151	Other Financial	3
Woori Milestone Private Real Estate Fund 1st	Other Financial	6,975
Consus Sakhalin Real Estate Investment Trust 1st	Other Financial	56,411
Woori Partner Plus Private Equity Securities 4th	Other Financial	415,544
Woori Partner Plus Equity Securities 9th	Other Financial	309,939
Hanwha Smart Private Equity Trust No. 50 (Bond)	Other Financial	51,044
Yuri WB Private Equity Securities Investment Trust 4th(Bond)	Other Financial	61,760
Samsung Plus Private Equity Investment Trust 21st	Other Financial	51,383
KDB Private Equity Securities Investment Trust WB-4th (Bond)	Other Financial	59,639
Kyobo Axa Tomorrow Private Equity 13th (Bond)	Other Financial	61,755
Say Private Equity Securities Investment Trust WB-1	Other Financial	51,394
Hanwha Private Equity Securities Investment Trust 32nd	Other Financial	52,280
Eugene Jalang Private Equity Securities Investment Trust 28th	Other Financial	54,184
Kyobo Axa Tomorrow Private Equity 15th (Bond)	Other Financial	60,828
Meritz Prime Private Equity Investment Trust 79th	Other Financial	50,554
Mirae Asset Korea Bluechip Plus 3rd	Other Financial	10,207
Mirae Asset Triumph Private Equtiy 9th (Bond)	Other Financial	50,489
Woori Partner Plus Private Equity Trust 11th	Other Financial	103,576
Woori Smart Investor Installment Private Equity 2nd	Other Financial	10,428
Phoenix Sky Private Equity Securities 11th	Other Financial	20,303
Hana UBS Power Private Equity Securities 15th	Other Financial	52,678
Hana UBS Power Private Equity Securities 5th	Other Financial	20,355
Hyundai Advantage Private Equity 15th	Other Financial	20,638
Hyundai Platinum Private Equity Securities W-1	Other Financial	50,745
HDC New Star Private Equity Securities 15th	Other Financial	10,401
LS Leading Solution Private Equity Securities 118th	Other Financial	20,769
HDC New Star Private Equity Securities 17th (Equity Mixed Type)	Other Financial	9,576
Hyundai Advantage Private Equity 16th	Other Financial	9,975
Phoenix Private Bond Investment Trust 13th	Other Financial	50,118
Hanwha Private Equity Securities Investment Trust 43rd	Other Financial	54,111
Woori Smart Investor Private Equity 4th	Other Financial	—
Truston Private Equity Securities 12th	Other Financial	—
Hyundai Platinum Private Equity Securities W-2	Other Financial	—
KTB Safe Private Equity Securities 77th	Other Financial	—
Woori Partner Plus Private Equity Securities 12th	Other Financial	—
KDB Private Equity Investment Trust WB-5	Other Financial	—
Shinhan BNP Corporate Private Equity Investment Trust 27th	Other Financial	—
Woori Bank Principal Protected Trust	Other Financial	1,359,282
Heungkuk Hiclass 9th	Other Financial	3,394
Woori Frontier Short Term Private Equity Securities Investment Trust 14th(Bond)	Other Financial	10,568
Truston Plus Alpha Private Equity Securities Investment Trust 9th(Bond Mixed Type)	Other Financial	10,176
Woori Frontier Short Term Private Equity Securities Investment Trust G-1	Other Financial	10,916
Woori Frontier Short Term Private Equity Securities Investment Trust G-2	Other Financial	10,633
Tongyang High Plus Securities Investment Trust N-27th	Other Financial	10,016
Mirae Asset Triumph Private Equity Investment Trust 11th	Other Financial	—
Hybrid 1st Specialty Inc.	Other Financial	342,697
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.	Other Financial	8,898
Kwangju Bank Principal Protected Trust	Trust	10,835
Hanwha Private Equity Securities Investment Trust 4th (Bond Mixed Type)	Other Financial	20,529
KTB Market Alpha Private Equity Securities Investment Trust 30-2(Bond Mixed Type)	Other Financial	10,880
Mirae Asset Columbus Private Equity Investment Trust 43rd (Bond Mixed Type)	Other Financial	10,375
Tongyang High Plus Securities Investment Trust N-28 (Bond)	Other Financial	40,358
Bearing New Besta Private Equity Securities Investment Trust 9th (Bond)	Other Financial	30,242
Woori Frontier Private Equity Securities Investment Trust 4th (Bond)	Other Financial	30,221

Name of Company	Business Activities	Total Assets (2012) (unit: in millions of Won)
Yuri Balance Private Equity Securities Investment Trust 11th (Bond Mixed Type)	Other Financial	20,119
Shinyoung Private Equity Securities Investment Trust KN-1 (ELS-Derivative Type)	Other Financial	20,444
Daeshin Balance Private Equity Securities Investment Trust 51st (Bond Mixed Type)	Other Financial	10,033
Shinyoung Private Equity Securities Investment Trust KN-2 (ELS-Derivative Type)	Other Financial	9,999
Consus 6th Co., LLC	Other Financial	9
Kyongnam Bank Principal Protected Trust	Trust	56,742
Woori Futures	Futures	409,193
Woori Investment Securities International Ltd.	Securities	2,067
Woori Investment & Securities (HK) Ltd.	Securities	140,349
Woori Investment Securities America	Securities	6,467
MARS Second Private Equity Fund	Other Financial	231,863
Woori Investment Asia Pte. Ltd.	Securities	46,903
Woori Absolute Partners PTE Ltd.	Other Financial	3,880
Woori Absolute Asia Global Opportunity Fund	Other Financial	7,790
LG Investment Holding B.V.(Amsterdam) GG	Other Financial	30,612
Woori Korindo Securities Indonesia	Securities	33,123
Woori CBV Securities Corporation	Securities	8,300
Woori Absolute Return Investment Strategies fund	Other Financial	33,326
Woori Investment Asia Co., Ltd.(Beijing)	Investment Advisory	2,391
Kofc Woori Growth Champ 2010-3 Private Equity Fund	Other Financial	96,280
Woori Giant First Co., Ltd	Other Financial	96,280
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd	Other Financial	1,535
G3 Pro Short-term 13	Beneficiary Certificates	86
G4 Pro Short-term 13	Beneficiary Certificates	42
Woori Investment & Securities Principal Protected Trust	Trust	27,482
Woori AMC	Other Financial	20,838
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	14,560
Woori SB Tenth Asset Management Co., Ltd.	Other Financial	18,647
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	320
Woori F&I Eleventh Asset Securitization Specialty Co., Ltd.	Other Financial	190
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	3,401
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd	Other Financial	3,652
Woori EA Third Asset Securitization Specialty Co., Ltd.	Other Financial	7,909
Woori EA Fourth Asset Securitization Specialty Co., Ltd.	Other Financial	9,320
Woori EA Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	3,204
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd	Other Financial	3,870
Woori EA Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	13,892
WR Investment America LLC	Other Financial	18,915
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd	Other Financial	31,034
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd	Other Financial	8,412
Woori EA Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	4,098
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd	Other Financial	8,119
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd	Other Financial	71,265
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd	Other Financial	17,100
Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd	Other Financial	22,068
Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd	Other Financial	55,350
Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	88,099
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.	Other Financial	60,249
Woori EA Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	47,452
Woori EA Fourteenth Asset Securitization Specialty Co., Ltd.	Other Financial	91,370
Woori EA Fifteenth Asset Securitization Specialty Co., Ltd.	Other Financial	61,942
Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd.	Other Financial	88,425
Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	104,191
Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	72,858

Name of Company	Business Activities	Total Assets (2012) (unit: in millions of Won)
Woori EA Eighteenth Asset Securitization Specialty Co., Ltd.	Other Financial	59,652
Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd.	Other Financial	124,348
Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd.	Other Financial	138,623
Woori F&I Thirty First Asset Securitization Specialty Co., Ltd.	Other Financial	107,000
Woori F&I Thirty Second Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Third Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Fourth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori Private Equity Fund	Private Equity Investment	150,644
Kumho Investment Bank	Financial Services	1,412,550
Woori EL Co., Ltd.	Other Financial	27
Two Eagles LLC	Real Estate & Leasing	632
MyAsset Manhattan Private Equity Real Estate Trust 1st	Beneficiary Certificates	5,656
Sahn Eagle LLC	Other Financial	14,792
Hub 1st Co., Ltd	ABS	14,582
Hub 2nd Co., Ltd	ABS	24,161
Hub 3rd Co., Ltd	ABS	16,754
Two Eagles KIB LLC	Other Services	238

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Convertible Bonds

Not applicable

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of March 31, 2013	(unit: shares)

	Type
Items	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,000	2,000
Free float shares	806,013,340	806,013,340

b.	Treasury Stock

As of March 31, 2013	(unit: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common
	Preferred
Direct purchase other than under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common	2,000				2,000
	Preferred
Subtotal	Common	2,000				2,000
	Preferred
Indirect acquisition from trust agreement	Common
	Preferred
Total	Common	2,000				2,000
	Preferred

5.	Voting Rights

As of March 31, 2013	(unit: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares	806,015,340
	Preferred Shares
Stocks without voting rights	Common Shares
	Preferred Shares
Stocks with limited voting rights under Korean Securities & Exchange Law	—	2,000
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares	806,013,340
	Preferred Shares

6.	Dividend Information

a.	Dividend information for the past three years

Items		2012	2011	2010
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,583,580	2,136,828	1,288,856
Earnings per share (Won)		1,965	2,651	1,599
Total cash payout (Won in Millions)		201,503	201,503	201,503
Total stock dividends (Won in Millions)
Cash dividend payout ratio (%)		12.72	9.43	15.63
Cash dividend yield (%)	Common Shares	2.1	2.6	1.6
	Preferred Shares
Stock dividend yield (%)	Common Shares
	Preferred Shares
Cash dividend per share (Won)	Common Shares	250	250	250
	Preferred Shares
Stock dividend per share (Won)	Common Shares
	Preferred Shares

II.	Description of Business

1.	Business Overview

a.	Business Overview

(As of March 31, 2013)

Business Area	Business Scope	Subsidiary
Banking	Lending, deposit taking and credit card business	Woori Bank Kwanju Bank Kyongnam Bank

Financial Investment	Investment banking, investment brokerage and collective investment business	Woori Investment & Securities Woori Asset Management

Insurance	Life insurance business	Woori Aviva Life Insurance

Consumer Finance	Facilities lease financing, installment financing and other lease financing	Woori Financial
	Financial services for the lower-income class	Woori FG Savings Bank

Investment	Acquisition and disposal of non-performing loans and corporate restructuring-related investment business	Woori F&I
	Investment advisory and private equity fund management business	Woori Private Equity

Other	Financial IT system development, sales and maintenance business	Woori FIS
	Financial, economic and industry research	Woori Finance Research Institute

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations

(1)	Source of Funds

(unit: in millions of Won)

		2013 1Q		2012		Change
		Avg. Balance	%	Avg. Balance	%	Avg. Balance	%
Won Currency	Deposits	1,914,211	58.47	1,883,597	58.88	30,614	Δ	0.41
	CD	21,875	0.67	16,254	0.51	5,621		0.16
	Borrowings	259,531	7.93	242,556	7.58	16,975		0.35
	Call Money	36,963	1.13	31,929	1.00	5,034		0.13
	Others	518,822	15.85	477,072	14.91	41,750		0.94
	Sub-Total	2,751,402	84.05	2,651,408	82.88	99,994		1.17
Foreign Currency	Deposits	109,416	3.34	112,283	3.51	Δ2,867	Δ	0.17
	Borrowings	104,827	3.20	130,917	4.09	Δ26,090	Δ	0.89
	Debentures	52,871	1.62	54,464	1.70	Δ1,593	Δ	0.08
	Others	13,789	0.42	13,354	0.42	435		0.00
	Sub-Total	280,903	8.58	311,018	9.72	Δ30,115	Δ	1.14
Others	Total Capital	230,219	7.03	226,238	7.07	3,981	Δ	0.04
	Reserves	11,047	0.34	10,619	0.33	428		0.01
	Others	0	0.00	0	0.00	0		0.00
	Sub-Total	241,266	7.37	236,857	7.40	4,409	Δ	0.03
	Source of Funds Total	3,273,571	100.00	3,199,283	100.00	74,288		0.00

*	Consolidated basis.

(unit: in millions of Won)

Items	2013 1Q	2012	2011
Shareholders’ Equity	14,569,575	14,571,676	14,214,221
Capital	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	309,010
Capital Surplus	109,026	109,026	109,025
Retained Earnings	9,933,759	9,934,180	9,766,123
Capital Adjustments	-1,694	(14)	(14)
Borrowings	4,300,339	3,874,928	3,888,783
Debentures	3,854,381	3,654,276	3,653,968
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	445,958	220,652	234,815
Total	18,869,913	18,446,604	18,103,004

*	Separate basis.

(2)	Use of Funds

(unit: in millions of Won)

		2013 1Q		2012		Change
		Avg. Balance	%	Avg. Balance	%	Avg. Balance	%
Won Currency	Deposits	155,195	4.74	159,385	4.98	Δ4,190	Δ0.24
	Securities	584,274	17.85	575,475	17.99	8,799	Δ0.14
	Loans	1,916,622	58.55	1,844,974	57.67	71,648	0.88
	Call Loans	17,763	0.54	8,047	0.25	9,716	0.29
	Private placement bonds	13,258	0.41	15,376	0.48	Δ2,118	Δ0.07
	Credit Card	42,232	1.29	43,676	1.37	Δ1,444	Δ0.08
	Others	224,246	6.85	209,096	6.54	15,150	0.31
	Loan loss reserves	Δ33,890	Δ1.04	Δ34,445	Δ1.08	555	0.04
	Sub-Total	2,919,700	89.19	2,821,584	88.20	98,116	0.99
Foreign Currency	Deposits	31,308	0.96	35,257	1.10	Δ3,949	Δ0.14
	Securities	14,938	0.46	10,905	0.34	4,033	0.12
	Loans	183,365	5.60	200,514	6.27	Δ17,149	Δ0.67
	Bills bought	48,377	1.48	54,821	1.71	Δ6,444	Δ0.23
	Others	6,631	0.20	7,342	0.23	Δ711	Δ0.03
	Sub-Total	284,619	8.70	308,839	9.65	Δ24,220	Δ0.95
Others	Cash	37,402	1.14	37,242	1.16	160	Δ0.02
	Tangible Assets	31,850	0.97	31,618	0.99	232	Δ0.02
	Others	0	0.00	0	0.00	0	0.00
	Sub-Total	69,252	2.11	68,860	2.15	392	Δ0.04
	Use of Funds Total	3,273,571	100.00	3,199,283	100.00	74,288	0.00

*	Consolidated basis.

(unit: in millions of Won)

Items	2013 1Q	2012	2011
Subsidiary Stock	17,976,325	17,976,325	17,825,203
Woori Bank	13,621,824	13,621,824	13,621,824
Kyongnam Bank	1,443,661	1,443,661	1,443,661
Kwangju Bank	976,291	976,291	976,291
Woori FIS	35,013	35,013	15,013
Woori F&I	206,563	206,563	206,563
Woori Investment & Securities	1,036,749	1,036,749	1,036,749
Woori Asset Management	67,456	67,456	67,456
Woori Private Equity	34,246	34,246	34,246
Woori Financial	238,575	238,575	207,346
Woori Aviva Life Insurance	102,946	102,946	106,053
Woori FG Savings Bank	210,000	210,000	110,000
Woori Finance Research Institute	3,000	3,000
Investment Securities	—	—	—
Loan Obligations	995	995	996
Tangible Assets	329	389	515
Intangible Assets	32	33	29
Cash	628,722	236,400	33,538
Other Assets	263,510	232,462	242,723
Total	18,869,913	18,446,604	18,103,004

*	Separate basis.

3.	Other Information Relevant to Investment Decisions

a.	Selected Ratios

Won-denominated Current Ratio

(unit: in millions of Won)

Items	2013 1Q(1)	2012(1)	2011(1)
Current Assets (A)	671,535	222,671	33,591
Current Liabilities (B)	450,279	33,580	11,300
Current Ratio(2) (A/B)	149.14%	663.11%	297.28%

(1)	Separate basis.
(2)	Current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month to (ii) Won-denominated liabilities with maturity of less than 1 month.

Debt Ratio

(unit: in millions of Won)

Items	2013 1Q	2012	2011
Liabilities (A)	4,300,339	3,874,928	3,888,783
Equity (B)	14,569,575	14,571,676	14,214,221
Debt Ratio (A/B)	29.52%	26.59%	27.36%

*	Separate basis.

BIS Ratio

(unit: in millions of Won)

Items	2013 1Q	2012	2011
Total Capital (A)	27,287,298	26,989,716	25,668,548
Risk weighted assets (B)	212,813,359	210,397,222	208,069,221
BIS Ratio (A/B)	12.82%	12.83%	12.34%

*	2013 1Q figures are preliminary

b.	Credit Ratings for the Past Three Years

	Evaluated	Credit	Company	Evaluation
Date of Rating	Securities	Rating	(Ratings Range)	Category
2008.04.03	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.04.03	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.04		BBB+	S&P (AAA ~ D)	Case evaluation
2008.06.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.06.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.09.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2008.09.16	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2008.12.02	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.03.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2009.06.30	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2009.11.05	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.05.10	Debentures	AAA	KIS Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	Korea Ratings (AAA ~ D)	Case evaluation
2010.07.23	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2010.10.28	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2010.10.28	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.02.14	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.02.14	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.03.02	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2011.03.03	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.05.12	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.05.12	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2011.08.11	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.08.11	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2011.10.19	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2011.10.19	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2011.11.14	Hybrid	AA	KIS Ratings (AAA ~D)	Case evaluation
2011.11.14	Hybrid	AA	Korea Ratings (AAA ~D)	Case evaluation
2012.01.30	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2012.01.30	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2012.02.28	Hybrid	AA	KIS Ratings (AAA ~D)	Case evaluation
2012.02.28	Hybrid	AA	Korea Ratings (AAA ~D)	Case evaluation
2012.06.13	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2012.06.13	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2012.08.06	Debentures	AAA	Korea Ratings (AAA ~D)	Case evaluation
2012.08.06	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2012.10.17	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2012.10.17	Debentures	AAA	NICE (AAA ~ D)	Case evaluation
2013.02.26	Debentures	AAA	KIS Ratings (AAA ~D)	Case evaluation
2013.02.26	Debentures	AAA	NICE (AAA ~ D)	Case evaluation

c.	30 Largest Exposures by Borrower

(As of March 31, 2013)	(unit: in hundred millions of Won)

Name	Total Credit Exposure	Securities	Total Exposure
Korea Land & Housing Corporation	2,013	27,701	29,714
Korea Finance Corporation	—	25,321	25,321
Korea Housing Finance Corporation	199	15,303	15,502
Korea Development Bank	—	11,199	11,199
Hyundai Heavy Industries	10,267	195	10,462
Industrial Bank of Korea	11	9,932	9,943
Small & Medium Business Corporation	—	8,973	8,973
SPP Shipbuilding	7,734	—	7,734
Sungdong Shipbuilding & Marine	7,576	—	7,576
Export-Import Bank of Korea	—	7,277	7,277
Samsung Electronics	6,229	358	6,587
SH Corporation	299	6,270	6,568
Korea Deposit Insurance Corporation	—	6,528	6,528
Samsung Heavy Industries	5,648	437	6,085
Korea BTL Infrastructure Fund	—	6,038	6,038
LG Chem	5,816	64	5,880
Daewoo International	5,560	12	5,572
Kumho Tire	4,334	1,132	5,466
Korea Water Resources Corporation	7	5,338	5,345
Hyundai Steel	4,727	522	5,248
DSME	5,006	103	5,110
Korea Exchange Bank	280	4,638	4,918
Hyundai Capital	1,350	3,548	4,898

Name	Total Credit Exposure	Securities	Total Exposure
Hyosung	4,791	57	4,848
Shinhan Bank	—	4,834	4,834
KB Kookmin Bank	3,054	1,612	4,666
National Federation of Fisheries Cooperatives	—	4,474	4,474
POSCO	697	3,708	4,406
Hyundai Securities	—	4,399	4,399
Korea Expressway Corporation	—	4,337	4,337
Total	75,598	164,309	239,907

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Financial, Woori Aviva Life Insurance and Woori FG Savings Bank.
*	Excluding securities issued or guaranteed by the Government or the Bank of Korea
*	Corporate borrowers only

d.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower

(As of March 31, 2013)	(unit: in hundred millions of Won)

Name	Industry	Total Exposure	Sub-standard or below	Loan Loss Reserve
A	Construction	1,568	1,568	617
B	Real Estate & Leasing	1,474	1,474	416
C	Manufacturing	1,309	1,309	137
D	Manufacturing	1,206	1,206	12
E	Manufacturing	930	930	102
F	Real Estate & Leasing	750	750	253
G	Real Estate & Leasing	734	734	437
H	Manufacturing	726	726	80
I	Construction	655	655	21
J	Construction	653	653	435
K	Real Estate & Leasing	600	600	1
L	Real Estate & Leasing	595	595	108
M	Manufacturing	586	586	223
N	Construction	505	505	410
O	Construction	499	499	329
P	Automobile Sales	469	469	14
Q	Construction	434	434	5
R	Real Estate & Leasing	430	430	132
S	Manufacturing	444	408	123
T	Construction	368	368	47
Total		14,935	14,899	3,900

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Financial, Woori Aviva Life Insurance and Woori FG Savings Bank.
*	Corporate borrowers only

e.	Recent Developments

In March 2011, in order to actively target the increasing market for financial services for the lower-income class and diversify its business portfolio, Woori Finance Holdings established a new subsidiary, Woori FG Savings Bank Co., Ltd., which purchased certain assets and assumed certain liabilities of Samhwa Mutual Savings Bank.

In September 2012, Woori FG Savings Bank acquired certain assets and assumed certain liabilities of Solomon Savings Bank, which allowed it to increase its asset base as well as its operational network in the metropolitan Seoul area.

Woori Financial Holdings aims to build a competitive savings bank through the creation of synergy between its subsidiaries and the reduction of non-performing assets. Woori FG Savings Bank will promote the Korean government’s policy to vitalize the financial services industry for the lower-income class by providing stable and reliable financial services.

In December 2012, Woori Finance Research Institute was established as a separate legal entity to enhance the operational efficiency of Woori Financial Group’s internal research function and to increase its research capacity. Woori Finance Research Institute will assist the sustainable growth of Woori Financial Group by serving as its “think tank” and aim to become an opinion leader in the Korean financial industry.

In addition, Woori Financial Holdings is currently planning to acquire a controlling stake in Kumho Investment Bank by purchasing shares of Kumho Investment Bank which remain unsubscribed following a rights offering. However, acquiring control over Kumho Investment Bank may not be possible if Woori Financial Holdings is unable to either acquire the minimum of a 30% equity ownership of Kumho Investment Bank required to become its controlling shareholder or receive the requisite approval from the Financial Services Commission to include Kumho Investment Bank as a subsidiary.

III.	Financial Information

1.	Condensed Financial Statements (Separate)

(unit: in millions of Won, except per share amounts)

Items	2013 1Q	2012	2011	2010
Cash and Cash Equivalents	628,722	236,400	33,538	65,345
Loans and Receivables	261,393	209,199	239,215	155,209
Investments in Subsidiaries and Associates	17,976,325	17,976,325	17,825,203	17,383,228
Fixed Assets	329	389	515	593
Intangible Assets	31	33	29	35
Current Tax Assets	—	20,844	—	—
Deferred Tax Assets	2,448	2,444	2,158	1,128
Other Assets	665	970	2,347	3,370
Total Assets	18,869,913	18,446,604	18,103,005	17,608,908
Borrowings	—	—	—	—
Debentures	3,854,381	3,654,276	3,653,968	3,654,844
Retirement Benefit Obligation	620	137	—	—
Current Tax Liability	211,306	165,588	201,361	124,078
Other Financial Liabilities	232,174	53,448	31,796	23,889
Other Liabilities	1,858	1,479	1,659	1,926
Total Liabilities	4,300,339	3,874,928	3,888,784	3,804,737
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	309,010	—
Capital Surplus	109,026	109,026	109,026	109,025
Other Equity	(1,694)	(1,467)	(14)	(18)
Retained Earnings	9,933,758	9,935,633	9,766,122	9,665,087
Total Equity	14,569,574	14,571,676	14,214,221	13,804,171

Items	2013 1Q	2012 1Q	2012	2011
Net Interest Income	(40,704)	(46,538)	(172,379)	(214,309)
Net Fees Income	12,105	14,430	59,439	57,852
Dividend Income	246,538	544,924	562,272	516,008
Reversal of Impairment Loss on Credit Loss	—	—	—	1
Administrative Expenses	(10,255)	(11,259)	(51,352)	(49,792)
Operating Income	207,684	501,557	397,980	309,760
Non-Operating Expense	(691)	(131)	(1,368)	(6,310)
Income Before Income Tax	206,993	501,426	396,612	303,450
Net Income	206,926	501,475	396,898	304,480
Total Comprehensive Income	206,699	501,448	396,898	304,480
Earnings Per Share (in Won)	248	616	459	375

(1)	2013 1Q amounts reflect amendments to Korean IFRS 1019 relating to employee benefits adopted by the Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2012 and 2012 1Q, as applicable, have been restated accordingly.

2.	Condensed Financial Statements (Consolidated)

(unit: in millions of Won)

Items	2013 1Q(1)	2012(1)	2011	2010
Cash and Cash Equivalents	5,627,540	5,778,390	6,417,123	4,871,109
Financial Assets at Fair Value through Profit or Loss	27,222,611	27,352,216	25,600,231	22,183,761
Available-for-Sale Financial Assets	20,103,332	18,888,923	19,671,924	21,997,884
Held-to-Maturity Financial Assets	17,125,529	18,684,801	20,036,128	19,885,559
Loans and Receivables	251,246,332	250,275,551	235,159,956	216,791,805
Investments in Jointly Controlled Entities and Associates	1,077,674	1,037,930	928,233	744,844
Investment Properties	485,710	491,685	498,999	643,271
Tangible Assets	3,184,487	3,185,543	3,134,472	3,097,378
Intangible Assets and goodwill	423,839	433,407	447,891	295,136
Current Tax Assets	37,484	38,667	56,570	9,568
Deferred Tax Assets	194,903	155,439	79,980	58,705
Derivative Assets	282,072	281,069	326,840	131,511
Assets Held for Sale	87,447	83,347	56,243	87,926
Other Assets	513,524	414,846	377,059	378,861
Total Assets	327,612,484	327,101,814	312,791,649	291,177,318
Financial Liabilities at Fair Value Through Profit or Loss	11,713,738	10,985,765	9,621,546	8,838,281
Deposits	204,877,575	204,209,580	195,930,482	185,427,625
Borrowings	31,896,989	33,479,716	34,666,709	34,265,662
Debentures	29,104,577	27,959,969	29,265,833	29,110,640
Provisions	958,756	863,658	892,308	761,055
Retirement Benefit Obligations	220,708	166,296	119,704	69,949
Current Tax Liabilities	253,664	178,791	274,257	173,960
Deferred Tax Liabilities	139,712	124,946	260,431	212,534
Derivatives Liabilities	27,591	38,000	33,493	5,339
Other Financial Liabilities	24,848,917	25,583,814	19,083,709	11,648,328
Other Liabilities	529,668	508,071	569,783	399,191
Total Liabilities	304,571,895	304,098,606	290,718,255	270,912,564
Equity Ownership of Controlled Entity	18,702,607	18,666,130	17,523,998	15,701,540
Capital Stock	4,030,077	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	309,010	—
Capital Surplus	173,874	174,044	175,768	180,105
Other Equity	147,595	112,013	586,421	1,002,019
Retained Earnings	13,852,654	13,851,589	12,422,722	10,489,339
Non-Controlling Interests	4,337,982	4,337,078	4,549,396	4,563,214
Total Equity	23,040,589	23,003,208	22,073,394	20,264,754
Total Liabilities and Equity	327,612,484	327,101,814	312,791,649	291,177,318
Number of Consolidated Subsidiaries	173	166	143	148

Items	2013 1Q(1)	2012 1Q(1)	2012	2011
Operating Income	343,887	991,075	2,228,571	3,085,708
Net Interest Income	1,684,885	1,870,668	7,267,103	7,264,395
Interest Income	3,413,589	3,858,182	15,019,982	15,044,846
Interest Expense	(1,728,704)	(1,987,514)	(7,752,879)	(7,780,451)
Net fees and commissions income	195,997	270,030	1,003,490	1,195,492
Fees and Commissions Income	395,885	424,245	1,667,166	1,774,434
Fees and Commissions Expense	(199,888)	(154,215)	(663,676)	(578,942)
Dividends	48,892	70,945	163,125	203,005
Gain on Financial Instruments at Fair Value through Profit or Loss	41,292	(29,262)	(293,469)	119,403
Gain on Available-for-Sale Financial Assets	(11,721)	277,464	566,161	1,072,877
Gain on Held-to-Maturity Financial Assets	—	—	10	82
Impairment Losses on Credit Losses	(552,609)	(433,567)	(2,121,102)	(2,268,927)
Other Net Operating Expenses	(1,062,849)	(1,035,203)	(4,356,747)	(4,500,619)
Non-operating Income	4,084	(24,830)	62,693	91,665
Share of Profits of Jointly Controlled Entities and Associates	9,482	18,685	68,667	16,700
Other non-operating income	(5,398)	(43,515)	(5,974)	74,965
Net Income Before Income Tax Expense	347,971	966,245	2,291,264	3,177,373
Income Tax Expense	(96,944)	(231,864)	(493,389)	(744,093)
Net Income	251,027	734,381	1,797,875	2,433,280
Net Income Attributable to Owners	209,963	664,815	1,583,580	2,136,828
Net Income Attributable to the Non- Controlling Interests	41,064	69,566	214,295	296,452
Other Comprehensive Income	33,368	(164,360)	(387,788)	(385,374)
Gain on Available-for-Sale Financial Assets	37,094	(132,665)	(350,226)	(374,877)
Share of Other Comprehensive Loss of Jointly Controlled Entities and Associates	3,374	12,408	56,856	(37,602)
Gain (loss) on Overseas Business Translation	41,275	(30,424)	(107,509)	24,591
Gain on Valuation of Cashflow Hedge	(11,421)	7,092	13,091	2,514
Total Comprehensive Income	284,395	570,021	1,410,087	2,047,906
Comprehensive Income Attributed to Owners	244,465	514,710	1,177,633	1,729,658
Comprehensive Income Attributed to the Non-Controlling Interests	39,930	55,311	232,454	318,248
Earnings per Share (in Won)	251	818	1,931	2,649

(1)	2013 1Q amounts reflect amendments to Korean IFRS 1110 (scope of consolidation) and Korean IFRS 1019 (employee benefits) adopted by the Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2012 and 2012 1Q, as applicable, have been restated accordingly.

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2013 1Q	2012	2011
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing has come to their attention that causes them to believe that the accompanying consolidated and separate financial statements of the Company as of December 31, 2012 and March 31, 2013 and for the three months ended March 31, 2012 and 2013 do not present fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Auditing Service

(units: in millions of Won, hours)

Year	Auditor	Activity	Compensation(1)	Accrued Time (hrs)
2013 1Q	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	454	1,620
2012	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	440	8,848
2011	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	426	9,409

(1)	On an annual basis.

b.	Compensation for Services Other than the Audit

(unit: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2013 1Q	2013.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2013.07~2014.04 2013.07~2013.08 2013.02~2014.04	1,405 36	—
2012	2012.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2012.07~2013.04 2012.07~2012.08 2013.02~2013.03	1,358 35	—
2011	2011.06.27 2011.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2011.07~2012.04 2011.07~2011.08 2012.02~2012.03	1,266 35	—

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of our board of directors

After the general shareholders’ meeting on March 22, 2013

Name	Career & Academic Background	Relationship with Largest Shareholder	Notes
Pal Seung Lee (Standing Director)	- Current) Chairman and chief executive officer of Woori Finance Holdings - Chief executive officer, Woori Securities - Executive managing director, Hanil Bank - Bachelor of Law, Korea University	None	Chairman of the board

Yong-Man Rhee (Non-Standing Director)

- Current) Committee Member, National Elders Committee

- Minister, Ministry of Finance and Economy

- Governor, Bank Supervisory Service

- Graduate School of Public Administration, Seoul National University

		None	First appointment: March 2011

Young-Soo Park (Non-standing Director)

- Current) Representative Attorney, Law Firm Gangnam

- Chief Prosecutor, Seoul High Prosecutors’ Office

- Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’ Office

- Bachelor of Liberal Arts and Sciences, Seoul National University

		None	First appointment: March 2013

Doo-Hee Lee (Non-standing Director)

- Current) Professor of College of Business Administration, Korea University

- President, Asia-Pacific Association for International Education

- Ph.D. in Business Administration, Michigan State University

- Bachelor of Business Administration, Korea University

		None	First appointment: March 2009

Hee-Yul Chai (Non-standing Director)

- Current) Professor of Economics, Kyonggi University

- Non-standing Director, Financial Services Commission

- Ph.D. in Economics, University of Paris X

- Bachelor of Economics, Seoul National University

		None	First appointment: March 2013

Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens - Attorney, HongIk Law Firm - Attorney, Barun Law - Bachelor of Law, Chung-Ang University	None	First appointment: March 2009

Hyung-Goo Lee (Non-standing Director)	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University	Employee of the largest shareholder	First appointment: March 2012

John Ji Whan Park (Non-standing Director)

- Current) Representative Director, Asia Evolution

- Director, AT&T Network System

- Director, Goldman Sachs

- Bachelor of Arts (Economics), Brown University

- Master of Business Administration, Harvard University

		None	First appointment: March 2011

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee

After the general shareholders’ meeting on March 22, 2013

Name	Position	Notes
Management Committee	Pal Seung Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the committees under the Board of Directors.
Business Development and Compensation Committee	Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee	Non-standing director Young-Soo Park heads this committee consisting of no fewer than three non-standing directors.
Risk Management Committee	Pal Seung Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Hun Lee heads this committee consisting of the Chairman and CEO, no fewer than one standing director and no fewer than three non-standing directors.
Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all standing directors.
Ethics Committee	Pal Seung Lee Yong-Man Rhee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Yong-Man Rhee heads this committee consisting of all standing directors and no fewer than two non-standing directors.
Outside Directors Recommendation Committee	Pal Seung Lee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.
MOU Evaluation Committee	Pal Seung Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.
Audit Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee Hyung-Goo Lee	Consists of no fewer than three directors (including at least one financial expert, at least two-thirds of whom are non-standing directors.
Audit Committee Member Candidate Recommendation Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of all non-standing directors.

2.	Related Companies

*	Connacht Capital Market Investment has been liquidated in the country of its jurisdiction and is currently undergoing liquidation proceedings under Korean law.

3.	Investments in Other Companies

As of March 31, 2013	(units: thousands of shares, millions of Won, %)

Name	Beginning Balance			Changes			Ending Balance			Total Assets as of the Most	Net Income for
	Quantity	Share	Book value	Quantity	Cost	Valuation Gain/Loss	Quantity	Share	Book value	Recent Fiscal Year	the Most Recent Fiscal Year
Woori Bank	765,957	100.0	13,621,824	—	—	—	765,957	100.0	13,621,824	247,248,351	1,447,904
Kwangju Bank	49,413	100.0	976,291	—	—	—	49,413	100.0	976,291	18,616,830	136,359
Kyongnam Bank	58,050	100.0	1,443,662	—	—	—	58,050	100.0	1,443,662	28,901,504	178,420
Woori FIS	4,900	100.0	35,013	—	—	—	4,900	100.0	35,013	334,878	-4,458
Woori F&I	14,000	100.0	206,563	—	—	—	14,000	100.0	206,563	1,748,298	45,923
Woori Investment & Securities	75,426	37.9	1,036,749	—	—	—	75,426	37.9	1,036,749	22,984,987	166,077
Woori Asset Management	6,662	100.0	67,456	—	—	—	6,662	100.0	67,456	77,665	798
Woori Private Equity	6,000	100.0	34,246	—	—	—	6,000	100.0	34,246	1,559,318	2,879
Woori Financial	11,181	52.0	238,575	—	—	—	11,181	52.0	238,575	3,537,592	53,073
Woori Aviva Life Insurance	7,601	51.6	102,946	—	—	—	7,601	51.6	102,946	3,361,259	5,224
Woori FG Savings Bank	10,320	100.0	210,000	—	—	—	10,320	100.0	210,000	649,412	141
Woori Finance Research Institute	600	100.0	3,000	—	—	—	600	100.0	3,000	—	—
Total	1,010,110	—	17,976,325	—	—	—	1,010,110	—	17,976,325	329,020,094	2,032,340

1.	The changes in quantity and cost are calculated based on increases and decreases due to acquisition (or disposal) and valuation gain or loss under the acquisition cost method.
2.	The figures for the total assets and the net income for the most recent fiscal year are generally calculated on a consolidated basis in accordance with Korean IFRS.
3.	Net income amounts for Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insuranceare for the fiscal year ended March 31, 2012.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2013

(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance				Ending balance
			Stock	Share	(+)	(-)	Stock	Share
KDIC	Largest S/H	Common	459,198,609	56.97	—	—	459,198,609	56.97
		Common	459,198,609	56.97	—	—	459,198,609	56.97
Total		Others	—	—	—	—	—	—
		Total	459,198,609	56,97	—	—	459,198,609	56.97

Largest Shareholder: KDIC

b.	Share Ownership of More Than 5%

As of March 31, 2013	(units: shares, %)

No.	Name	Common Stock		Preferred Stock		Total
		No. of shares	%	No. of shares	%	No. of shares	%
1	KDIC	459,198,609	56.97	—	—	459,198,609	56.97
Total		459,198,609	56.97	—	—	459,198,609	56.97

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period		October 2012	November 2012	December 2012	January 2013	February 2013	March 2013
	High	10,950	10,650	10,950	12,950	13,150	13,050
Common Stock	Low	10,300	9,740	10,300	11,350	12,100	11,800
	Average	10,598	10,147	10,598	12,175	12,600	12,563
Monthly Trade Volume	High	2,581,387	2,800,195	2,581,387	3,722,653	2,361,402	3,093,756
	Low	1,029,035	760,605	1,029,035	911,343	714,832	832,293
	Average	30,260,650	31,285,526	30,260,650	45,402,363	26,204,858	31,086,766

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		October 2012	November 2012	December 2012	January 2013	February 2013	March 2013
ADR	High	29.89	29.49	29.89	35.90	36.12	36.31
	Low	27.98	27.05	27.98	32.37	33.47	31.64
	Average	28.86	28.12	28.86	34.30	34.82	34.34
Won Con-version	High	33,435	32,194	33,435	38,478	39,205	39,411
	Low	30,921	29,384	30,921	34,345	36,442	35,358
	Average	31,942	30,580	31,942	36,536	37,838	37,845
Monthly Trade Volume	High	65,300	19,600	65,300	34,300	16,200	18,200
	Low	2,400	2,700	2,400	3,000	3,000	1,600
	Monthly Total	231,100	181,700	231,100	220,900	123,700	156,200

VII.	Directors and Employee Information

1.	Directors

As of March 31, 2013

Position		Name	Common Stock Owned	Expiration of Term
Chairman and CEO	Registered	Pal Seung Lee	71,500	March 24, 2014
Executive Vice President	Non-Registered	Hyun Jin Jung(1)	—	September 12, 2013
Executive Vice President	Non-Registered	Byoung Yoon Jeon	—	September 26, 2013
Executive Vice President	Non-Registered	Joon Ho Kim(2)	—	December 15, 2013
Executive Vice President	Non-Registered	Jeong Oun Kim	—	December 20, 2014
Senior Managing Director	Non-Registered	Seong Kook Jo	—	September 26, 2013
Managing Director	Non-Registered	Chang Young Choi	—	December 15, 2013
Managing Director	Non-Registered	Dong Young Park	—	December 20, 2014
Non-standing Director	Registered	Yong-Man Rhee	—	March 21, 2014
Non-standing Director	Registered	Young-Soo Park	—	March 21, 2015
Non-standing Director	Registered	Doo-Hee Lee	—	March 21, 2014
Non-standing Director	Registered	Hee-Yul Chai	—	March 21, 2015
Non-standing Director	Registered	Hyung-Goo Lee	—	March 29, 2014
Non-standing Director	Registered	Hun Lee	—	March 21, 2014
Non-standing Director	Registered	John Ji Whan Park	—	March 21, 2014

(1)	Resigned as of March 31, 2013.
(2)	As of April 4, 2013.

2.	Employee Status

As of March 31, 2013

(units: persons, thousands of Won)

	Staff				Average Tenure	Cumulative Compensation	Average Compensation Per Person	Note
	Regular	Contract	Others	Total	Years
Total	131	2	6	139	3 years and 11 months	4,711	33.8

*	Excluding the eight non-registered directors.

3.	Directors’ Compensation

(unit: in millions of Won)

Items	Total Compensation	Number of Persons	Average Compensation Per Director	Note
Standing Director	150	1	150	Excluding non-standing directors and audit committee members
Non-standing Directors	26	2	13	Excluding audit committee members
Audit Committee Members	58	5	11.6	No compensation was provided to one of the members of the Audit Committee

*	Cumulative basis from January 1 to March 31, 2013
*	Compensation limit for the Standing Director, Non-standing Directors and Audit Committee Members, on an aggregate basis, as approved at the annual general meeting of shareholders, was W4,000 million.
*	For the Standing Director, the base performance-based compensation(40% of the total performance-based compensation) for 2012 and the deferred performance-based compensation (60% of the total performance-based compensation) for 2010 is expected to be paid in May 2013.

VIII. Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(unit: in millions of Won)

Name	Relation	Item	Date	Maturity	Rate	Changes
						Beg.	+	-	End
Woori Financial	Subsidiary	Other Loan	2008.12.26	2013.10.19	4.45%	1,000	—	—	1,000
Total						1,000	—	—	1,000

b.	Payment Transactions

(unit: shares)

	Relation	Capital Contribution and Share Disposal
Name		Types of Shares	Transactions				Notes
			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	695,956,580	—	—	695,956,580
		Preferred Stock	70,000,000	—	—	70,000,000
Kwangju Bank	Subsidiary	Common stock	49,413,851	—	—	49,413,851
Kyongnam Bank	Subsidiary	Common stock	58,050,037	—	—	58,050,037
Woori FIS (formerly Woori Finance Information System)	Subsidiary	Common Stock	4,900,000		—	4,900,000
Woori F&I	Subsidiary	Common Stock	14,000,000	—	—	14,000,000
Woori Investment & Securities	Subsidiary	Common Stock	75,426,214	—	—	75,426,214
Woori Asset Management	Subsidiary	Common Stock	6,662,000	—	—	6,662,000
Woori Private Equity	Subsidiary	Common Stock	6,000,000	—	—	6,000,000
Woori Financial	Subsidiary	Common Stock	11,180,630		—	11,180,630
Woori Aviva Life Insurance	Subsidiary	Common Stock	7,601,091	—	—	7,601,091
Woori FG Savings Bank	Subsidiary	Common Stock	10,320,000		—	10,320,000
Woori Finance Research Institute	Subsidiary	Common Stock	600,000		—	600,000
Total			1,010,110,403	—	—	1,010,110,403	—

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd. (Registrant)

Date: May 15, 2013	By:	/s/ Woo Seok Seong
(Signature)
	Name:	Woo Seok Seong
	Title:	Managing Director